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October 7, 2013
WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL
CLIENT/MATTER NUMBER
104575-0102

Mr. Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:          Hampden Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 17, 2013, by Clover Partners, L.P., et al.

File No. 1-33144

Dear Mr. Panos:

On behalf of the MHC Mutual Conversion Fund Group we are responding to your oral comments provided on October 2, 2013. The MHC Mutual Conversion Fund Group currently consists of the following (collectively, the “MHC Mutual Conversion Fund Group”): MHC Mutual Conversion Fund, L.P., a Texas limited partnership; Clover Partners, L.P., a Texas limited partnership; Clover Investments, L.L.C., a Texas limited liability company; and Michael C. Mewhinney. The MHC Mutual Conversion Fund Group, Johnny Guerry and Garold R. Base are participants in the MHC Mutual Conversion Fund Group’s solicitation to elect two directors to the board of directors of Hampden Bancorp, Inc. (“Hampden”).

Set forth below are the MHC Mutual Conversion Fund Group’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the MHC Mutual Conversion Fund Group’s responses (in regular type).

Meeting Details and Proxy Materials, page 3

1.           We noticed the statement that indicated shareholders are being asked to vote on “any other matters that may properly come before the Annual Meeting or any adjournments...” To the extent that there are insufficient votes to approve or ratify any matter being presented, and the participants wish to vote on a proposal to adjourn the Annual Meeting to permit the further solicitation of proxies, please revise to explain whether the participants intend to vote on such a matter if properly presented. Unless the participants expressly seek proxy authority to vote in favor of a proposal seeking to adjourn the meeting for the cited purpose, the participants will be unable to use the discretionary authority which they otherwise have been granted under Rule 14a-4(c) to vote on such a matter. Please revise the form of proxy to include a proposal that expressly requests authority to vote on such a proposal, or advise.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Nicholas P. Panos

October 7, 2013

Response:           The MHC Mutual Conversion Fund Group has revised the form of proxy to include a proposal that expressly requests authority to vote on a proposal to adjourn the meeting, if Hampden brings such a proposal before the meeting. The MHC Mutual Conversion Fund does not intend to bring such a proposal.

2.           We noticed the reference to the “Important Notice Regarding the Availability of Proxy Materials...” Please advise us, with a view toward revised disclosure, whether or not the participants are planning to rely upon Rule 14a-16 to disseminate their proxy statement.

Response:           The MHC Mutual Conversion Fund Group confirms that it intends to deliver a full set of proxy materials to the stockholders of Hampden. The legend referenced above was include in compliance with Rule 14a-16(n). The MHC Mutual Conversion Fund does not intend to rely on the “notice and access” model under Rule 14a-16.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

cc:	Johnny Guerry
Clover Partners L.P.